U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                           FORM 12B-25
                   NOTIFICATION OF LATE FILING

                                         SEC File No. 33-49854-A
                                         CUSIP No. 461157
[X]     Form 10-KSB

        For Period Ended:  March 31, 1997

Part I - Registrant Information

Full Name of Registrant:  Intile Designs, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office:
9716 Old Katy Road, Suite 110

City, State, and Zip Code:
Houston, Texas 77055

Part II - Rules 12b-25(b) and (c)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

      (b) The subject annual report on Form 10-KSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached.

Part III - Narrative

Due to complex accounting issues relating to the closure of a significant subsidiary and a delay in receiving third party confirmations, the Company and its auditor have not had sufficient time to complete the audited financial statements.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification: C. Doyle Smith, (713)-468-8400

      (2) Have all other periodic records required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     The Company reported a net loss for the year ended March 31, 1996 of $4,246,837 of which $3,169,419 were losses associated with the closure of TCM Holdings Corporation (Tile City), a wholly owned subsidiary. The Company closed Tile City on August 3, 1995. While the specific level of the anticipated net loss has not been determined for the year ended March 31, 1997, it is believed that such results will not reach the magnitude of the losses reported in the corresponding period for the last fiscal period.

      Intile  Designs,  Inc. has caused this notification  to  be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

Date:  July 1, 1997             By: /s/ C. William Cox
                                        C. William Cox, President

July 1, 1997

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-
25(c)   under  the  Securities  Exchange  Act  of  1934  and   in
satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Intile Designs, Inc., (the "Registrant"). The Registrant has stated in part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended March 31, 1997 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended March 31, 1997 and it is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing due to complex accounting issues relating to the closure of a significant subsidiary and a delay in receiving third party confirmations and representations and, as a result, have not yet had sufficient time to complete the auditing procedures which we consider necessary in the circumstances.

                                   Very Truly Yours,

                                   BDO Seidman